Exhibit 3.1

FIRST AMENDMENT TO BY-LAWS

OF

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(A DELAWARE CORPORATION)

(effective August 15, 2008)

Article II, Section 6 of the By-Laws of Allscripts Healthcare Solutions, Inc. is amended by deleting such Section 6 in its entirety and inserting the following in the place thereof:

“Section 6. Record Date. For the purpose of determining (a) stockholders entitled to notice of or to vote at any meeting of stockholders, or (b) stockholders entitled to receive payment of any dividend, or (c) stockholders for any other purpose, the board of directors may fix in advance a date as the record date for any such determination of stockholders, such date, in the case of clauses (a) and (c): (i) to be not more than sixty days and not less than ten days, or (ii) in the case of a merger or consolidation not less than twenty days, prior to the date on which the particular action requiring such determination of stockholders is to be taken.”